EXHIBIT 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 2300, 1055 Dunsmuir Street Bentall 4, PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change February 17, 2016
Item 3	News Release The news release dated February 17, 2016 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change On February 17, 2016, Pretivm announced an updated cost estimate and project update for the Brucejack Project.

Item 5
Full Description of Material Change

5.1  Full Description of Material Change

On February 17, 2016, Pretivm announced an updated cost estimate and project update for the Brucejack Project scheduled for commercial production in 2017 as a high-grade underground gold mine.

Highlights of Capital Cost Estimate Update

Based on the achievement of the 60% engineering milestone, a capital cost estimate was carried out in late 2015 (the “Updated Estimate”) to update the June 2014 Feasibility Study cost estimate (the “Feasibility Study Estimate”) for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies, is US$640.8 million.

Working capital for the three-month period of post-plant commissioning and initial gold production is estimated at US$56.0 million and covers the cost of operations, but does not take into account any revenue generated during this period.  The working capital estimate also covers the costs for prepayments related to electrical power and permitting, including US$9 million in government fees and bonds.

Remaining Capital Requirements

Capital expenditures to the end of Q3 2015 for the development of the Brucejack Project have totaled US$66 million. With the US$540 million construction financing package announced in September 2015 (see news release dated September 15, 2015) and cash on hand, the remaining capital required to fully fund the US$696.8 million development of the Brucejack mine is estimated at US$100 million.

Cost Variance between the Updated Estimate and Feasibility Study Estimate

Key areas of cost variance between the Updated Estimate and the Feasibility Study Estimate of US$746.9 million include the following:

Cost Savings

●
Underground development is projected to cost US$17.7 million less than estimated in the Feasibility Study Estimate. Underground mining equipment of US$23.4 million has been deferred to sustaining capital due to the use of third party mining contractor’s equipment;

●	Mill building design-build contract is US$9.5 million less than estimated in the Feasibility Study Estimate;

●
In addition to the estimated construction savings, the lower assumed Canadian dollar exchange rate in the Updated Estimate of US$0.75:C$1.00 versus the Feasibility Study Estimate of US$0.92:C$1.00 resulted in a favorable foreign exchange difference of approximately US$145 million.

Cost Increases

●
Owner’s cost (excluding working capital) increased by US$46.7 million, primarily as a result of: additional environmental monitoring costs of US$18.6 million, additional winter construction costs of US$14.5 million due to receipt of permits in September, and additional camp support costs of US$10.8 million to cover an increase in overall man-hours during construction.

●	EPCM contractor increased its costs by US$18.4 million.

A summary of capital costs from the Updated Estimate in comparison with the Feasibility Study Estimate are shown in Table 1 below.

Table 1: Capital Costs Summary Comparison
	Updated Estimate (US$ million) (1)	Feasibility Study Estimate (US$ million) (2) (3)
Mine underground	101.4	151.7
Mine site(4)	165.3	183.6
Offsite Infrastructure	81.0	85.9
Total Direct Costs	347.7	421.2
Indirect Costs	97.5	106.7
Owner’s Costs	160.3	150.0
Contingency(5)	35.3	69.0
Total Capital Cost	640.8	746.9
Working Capital	56.0	---(6)
Total Construction Cost	696.8	746.9

 (1)US$0.75:C$1
(2)US$0.92:C$1
(3)Certain costs were re-classified to conform to updated estimate categories/presentation.
(4)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(5)Contingency has been reduced to US$35.3 million based on 60% level of engineering and significant commitments now in place.
(6)Working capital was included in the financial model, but not in capital cost estimate.

Third Party Review Completed

As part of the capital cost estimate update, a third party review and evaluation of the plans, budget and schedule for the Brucejack Project was completed by Martyn Creaney. Mr. Creaney has been actively involved in the development of projects in Australia, Asia and the Americas including 25 years with Placer Dome, where from 2000 to 2006 he served as Vice President of Design & Construction, overseeing all design and construction activities. For the past ten years he has provided advisory services to consulting clients, and is OceanaGold’s Senior Project Advisor for the development of the Haile Gold Mine in South Carolina.

Management Changes

Vice President and Chief Operating Officer James A. Currie has left the company to pursue other interests.  Mr. Currie joined Pretivm in early 2014 and has played an important role in the development progress to date at Brucejack, having established highly competent engineering and operations teams which continue to perform effectively.

As we transition to the next major phase of project development, Mr. Creaney will provide guidance and oversight with respect to the construction of the Brucejack Project in his new role as Project Advisor.

Project Update – Construction

Construction at the mine remains on schedule for expected commissioning in Q3 2017.  The permanent camp pad has been completed, with the first concrete poured on January 19th.  Assembly of the 330-person permanent camp at site is expected to begin in March. Bulk earthworks to level the site for the mill building are expected to be completed in March with concrete foundation work scheduled to begin in April.  The construction of the transmission line is also expected to commence in April. The pre-production underground development contract was awarded to Cementation Canada Inc., and their crews have been mobilized to site and operating on multiple headings since early January.

There are currently over 700 employees and contractors working on the Brucejack Project.

Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.

Updated Project Economic Metrics

An updated summary of Brucejack economic results by metal price is shown in the Table 2 below.

Table 2: Summary of Brucejack Economic Results by Metal Price – February 2016 Update(7, 8)

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.21 billion (pre-tax) $1.53 billion (post-tax)	$4.31 billion (pre-tax) $2.88 billion (post-tax)	$6.42 billion (pre-tax) $4.23 billion (post-tax)
Net Present Value(9) (5.0% discount) (US$)	$1.09 billion (pre-tax) $0.72 billion (post-tax)	$2.36 billion (pre-tax) $1.55 billion (post-tax)	$3.63 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	20.2% (pre-tax) 16.8% (post-tax)	33.0% (pre-tax) 27.4% (post-tax)	43.8%(pre-tax) 36.3% (post-tax)
Payback(from start of production period)	4.9 years (pre-tax) 5.0 years (post-tax)	3.4 years (pre-tax) 3.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75

(7)Includes impact from financing announced Sept 15, 2015.
(8)Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(9)NPV is discounted to December 31, 2015.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 17th day of February, 2016.